

June 6, 2013

Via E-mail
Vladimir Nedrygaylo
President
Drimex Inc.
311 S. Division Street
Carson City, NV 89703

    Re: Drimex Inc.
              Amendment No. 2 to
              Registration Statement on Form S-1
              Filed May 22, 2013
              File No. 333-186510

Dear Mr. Nedrygaylo:

We have received your response to our prior comment letter to you dated May 6, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please revise your registration statement to further disclose the source of your $2,000 consulting revenues. State what type of "client" this is and explain what services you performed for the $2,000.

2. We note your response to our prior comment 1. Based on your disclosure, it does not appear that you will be in a position to implement your business objective of assisting customers in purchasing power sport vehicles for a fee until you receive additional funding and further develop your business plan. While we note that you have collected one fee to date, it is unclear that such an activity represents more than nominal operations. Please revise to disclose your status as a shell company or further explain what operating activities you are currently conducting that support the conclusion that you are not a shell company.

3. We note your response to our prior comment 12. Please revise to better clarify the discussion of your offering costs and the costs of being a public company:

   - Revise your burn rate discussion on page 3 to add that you do not have enough money to pay $9,000 in offering costs, will not use money from the offering to pay these costs, and will be reliant on your director to pay these fees though he is not obligated to do so. Revise to clarify whether this would be in the form of a loan;

- Please revise references to the $9,000 portion of your plan of operations budget throughout the prospectus to clarify that this is in reference to the ongoing expenses of being a reporting company rather than offering costs;

- Revise the reference to your registration costs on pages 4, 11, and 25 to indicate that you do not have the cash for this and you will be reliant on your director to pay these fees though he is not obligated to do so.

4. Please revise on pages 5, 14, and 17 to state your cash balance as of the most recent practicable date.

Risk Factors, page 5

We Are Dependent Upon Loans From Our Sole Officer, page 9

5. Please revise to state how much you owe Mr. Nedrygaylo as of the most recent practicable date. Please revise on page 23 as well.

You may contact Effie Simpson at (202) 551-3346 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC